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                                                                    EXHIBIT 99.5

PERSONAL AND CONFIDENTIAL

July 1, 2002

Special Committee of the Board of Directors
The Reader's Digest Association, Inc.
Reader's Digest Road
Pleasantville, NY 10570

Board of Directors
The Reader's Digest Association, Inc.
Reader's Digest Road
Pleasantville, NY 10570

Re: Amendment No. 1 to Registration Statement on Form S-4, Registration No. 333-90576, of The Reader's Digest Association, Inc. (the "Company" or "Reader's Digest") relating to shares of Common Stock, par value $0.01 per share ("Common Stock"), of Reader's Digest to be registered in connection with the Recapitalization (as defined below) of Reader's Digest.


Ladies and Gentlemen:


Reference is made to our opinion letter dated April 12, 2002 with respect to the fairness from a financial point of view to the holders (other than the Lila Wallace - Reader's Digest Fund, Inc. and the DeWitt Wallace - Reader's Digest Fund, Inc. (collectively, the "Funds")) of the outstanding shares of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), and outstanding shares of Class B Common Stock, par value $0.01 per share (the "Class B Common Stock") of Reader's Digest, of (i) the repurchase of 3,636,363 shares of Class B Common Stock held by the Funds for $27.50 in cash per share, or $99,999,983 in cash in the aggregate (the "Purchase Amount"), (ii) the exchange ratio of 1.24 shares of Common Stock to be exchanged for each share of Class B Common Stock (the "Class B Exchange Ratio"), other than shares of Class B Common Stock purchased from the Funds as described above, and (iii) the exchange ratio of 1 share of Common Stock for each share of Class A Common Stock (the "Class A Exchange Ratio"; collectively with the Class B Exchange Ratio and the Purchase Amount, the "Recapitalization"), taken as a whole, in each case pursuant to the Recapitalization Agreement, dated as of April 12, 2002, among the Company and the Funds.

The foregoing opinion letter was provided for the information and assistance of the Special Committee of the Board of Directors of the Company and the Board of Directors of the Company in connection with its consideration of the transaction contemplated therein and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in accordance with our prior written consent. We understand that the Company has determined to include our opinion in the above-referenced Registration Statement, as amended.

In that regard, we hereby consent to the reference to our opinion under the captions "Summary -- Opinion of Financial Advisor" "The Recapitalization -- Background of the Recapitalization," "The Recapitalization -- Reasons for the Recapitalization," and "The Recapitalization -- Opinion of Financial Advisor" and to the inclusion of the foregoing opinion as Appendix D in the above-mentioned Registration Statement, as amended. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

/s/ GOLDMAN, SACHS & CO.
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(GOLDMAN, SACHS & CO.)